Exhibit 99.16
Quest Rare Minerals Ltd.
QUEST RARE MINERALS LTD. RETRACTS DUNDEE SECURITIES
INITIATES COVERAGE ANNOUNCEMENT BY REQUEST OF IRROC
Toronto, January 26, 2011 — Quest Rare Minerals Ltd. (TSX-V : QRM) announces that it must retract an earlier press release that summarized the results of an analyst report published by Dundee Securities earlier today, particularly the price target calculated by Dundee. The retraction was requested by the Investment Industry Regulatory Organization of Canada (IIROC) as it contravenes Canadian Securities regulations, particularly in regards to the price target and the gross in-situ value determinations contained in the report.
For further information please contact:
Peter J. Cashin
President & CEO
Tel: (416) 916-0777 or 1-877-916-0777
Fax: (416) 916-0779
E-mail: info@questrareminerals.com
URL: www.questrareminerals.com
Forward-Looking Statements
This news release contains statements that may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation. More particularly, this news release may contain forward-looking information concerning the Strange Lake B-Zone Rare Earth Element (REE) deposit held by Quest Rare Minerals Ltd. (“Quest”). This forward-looking information is subject to numerous risks and uncertainties, certain of which are beyond the control of Quest. Actual results or achievements may differ materially from those expressed in, or implied by, this forward-looking information. No assurance can be given that any events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits that Quest will derive. In particular, no assurance can be given with respect to the development by Quest of the Strange Lake B-Zone Rare Earth REE deposit. Forward-looking information is based on the estimates and opinions of Quest’s management at the time the information is released and Quest does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.